Exhibit 99.1

franco-nevada corporation

AMENDED AND RESTATED SHARE COMPENSATION PLAN

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a)	“Account” has the meaning attributed to that term in section 4.10;

(b)	“Administrators” means the Board or such other persons as may be designated by the Board from time to time;

(c)	“associate” has the meaning attributed to that term in the Securities Act (Ontario);

(d)	“Australian Participant” means a Participant for whom a Restricted Share Unit is subject to taxation under Australian tax laws; provided, however, that a Participant shall be an Australian Participant solely with respect to those affected Restricted Share Units;

(e)	“Award Date” means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(f)	“Blackout Period” means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation’s policy respecting restrictions on directors’, officers’ and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(g)	“Board” means the board of directors of the Corporation from time to time;

(h)	“Business Day” means each day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Canada;

(i)	“Change of Control” means:

(i)	the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii)	the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation, or

(iii)	the completion of a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(j)	“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

(k)	“Common Shares” means the common shares of the Corporation;

(l)	“Consultant” means an individual (including an individual whose services are contracted for through a corporation) or corporation with whom the Corporation or any of its Subsidiaries has a written contract for services;

(m)	“Corporation” means Franco-Nevada Corporation, a corporation amalgamated under the Canada Business Corporations Act and the successors thereof;

(n)	“Deferral Election” has the meaning attributed to that term in section 1.1(hh) hereto;

(o)	“Deferred Redemption Date” has the meaning attributed to that term in section 1.1(hh) hereto;

(p)	“Deferred Time-Based Restricted Share Unit” has the meaning attributed to that term in section 1.1(hh) hereto;

(q)	“Effective Date” means May 12, 2010;

(r)	“Elective Deferral Form” has the meaning attributed to that term in section 1.1(hh) hereto;

(s)	“Eligible Person” means:

(i)	any officer or employee of the Corporation and/or any officer or employee of any Subsidiary and, solely for purposes of the grant of Options, any non-employee director of the Corporation and/or any non-employee director of any Subsidiary; and

(ii)	a Consultant;

(t)	“Event of Termination” means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(u)	“Fair Market Value” of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange where the Common Shares are listed (including the TSX) for the last five trading days prior to such day;

(v)	“Final Redemption Date” means, in respect of a Restricted Share Unit, the date of the applicable Participant’s Event of Termination or such earlier date as contemplated pursuant to the Plan or any Restricted Share Unit Agreement or as determined by the Administrators; provided that, for Australian Participants, the Final Redemption Date may not be later than the 15th anniversary of the Award Date; provided further that, should the Final Redemption Date occur on a date that falls within a Blackout Period or within five Business Days following the expiration of a Blackout Period, such Final Redemption Date shall be automatically extended without any further act or formality to that date which is the sixth Business Day after the end of the Blackout Period, such sixth Business Day to be considered the Final Redemption Date for such Restricted Share Unit for all purposes under the Plan;

(w)	“Grant Date” means the date or dates on which a grant of Options is made to a Participant in accordance with section 5.1;

(x)	“insider” has the meaning attributed to that term in the Securities Act (Ontario);

(y)	“Insider Participant” means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(z)	“Non-US Participant” means a Participant who is not a US Participant;

(aa)	“Notice of Redemption” means a document substantially in the form of Schedule C to this Plan, as amended from time to time, or in any other form acceptable to the Administrators;

(bb)	“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(cc)	“Option” means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(dd)	“Option Agreement” has the meaning attributed to that term in section 2.4(c) hereto;

(ee)	“Option Confirmation” has the meaning attributed to that term in section 2.4(c) hereto;

(ff)	“Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with section 3.1 hereof;

(gg)	“Plan” means this share compensation plan, as amended, replaced or restated from time to time;

(hh)	“Redemption Date” means, except where a Participant submits a valid deferral election to the Corporation (a “Deferral Election”), the relevant vesting date of the Restricted Share Unit; provided that, should the vesting date occur on a date that falls within a Blackout Period or within five Business Days following the expiration of a Blackout Period, such vesting date shall be automatically extended without any further act or formality to that date which is the sixth Business Day after the end of the Blackout Period, such sixth Business Day to be considered the Redemption Date for such Restricted Share Unit for all purposes under the Plan.

To the extent permitted by the Administrators from time to time in respect of any Time-Based Restricted Share Unit granted on or following March 1, 2026, where a Participant submits a Deferral Election to the Corporation in the form prescribed by the Administrators as Schedule A for US Participants and Schedule B for Non-US Participants (an “Elective Deferral Form”) at such time and in accordance with such other terms as set forth in the applicable Elective Deferral Form, then, notwithstanding the foregoing, the Redemption Date for such deferred Time-Based Restricted Share Unit (a “Deferred Time-Based Restricted Share Unit”), for all purposes under the Plan shall be:

(i)	for US Participants such “Deferred Redemption Date” as specified in such Elective Deferral Form; and

(ii)	for Non-US Participants, the earlier of such “Deferred Redemption Date” as specified in such Elective Deferral Form in the form of Schedule B or the date of the delivery or deemed delivery of the Notice of Redemption;

provided that, should a Deferred Redemption Date occur on a date that falls within a Blackout Period or within five Business Days following the expiration of a Blackout Period, such Deferred Redemption Date shall be automatically extended without any further act or formality to that date which is the sixth Business Day after the end of the Blackout Period, such sixth Business Day to be considered the Deferred Redemption Date for such Deferred Time-Based Restricted Share Unit for all purposes under the Plan;

(ii)	“reserved for issuance” refers to Common Shares that may be issued in the future upon the redemption of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(jj)	“Restricted Share Unit” means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;

(kk)	“Restricted Share Unit Agreement” has the meaning attributed to that term in section 2.4(c);

(ll)	“Restricted Share Unit Confirmation” has the meaning attributed to that term in section 2.4(c);

(mm)	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Corporation and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; provided, however, that “Share Compensation Arrangement” does not include Common Shares owned by an Eligible Person or in respect of which an Eligible Person has subscribed prior to the completion of the initial public offering of the Corporation;

(nn)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) and “Subsidiaries” shall have a corresponding meaning;

(oo)	“Time-Based Restricted Share Unit” means a Restricted Share Unit that is not subject to any performance-based vesting conditions;

(pp)	“TSX” means the Toronto Stock Exchange; and

(qq)	“US Participant” means a Participant who is a United States citizen or United States resident alien as defined for purposes of section 7701(b)(1)(A) of the Code or for whom a Restricted Share Unit is otherwise subject to taxation under the Code; provided, however, that a Participant shall be a US Participant solely with respect to those affected Restricted Share Units.

1.2	Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4	References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

2.	PURPOSE AND ADMINISTRATION OF THE PLAN

2.1	Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, if any, and its shareholders by: (i) ensuring that the interests of key Eligible Persons are aligned with the success of the Corporation and its Subsidiaries, if any; (ii) encouraging stock ownership by key Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate key Eligible Persons.

2.2	Shares Subject to the Plan: The shares subject to the Plan shall be Common Shares. The Common Shares for which Restricted Share Units are awarded and Options are granted shall be authorized but unissued Common Shares. The aggregate number of Common Shares that may be issued under the Plan is limited to 9,700,876 Common Shares, subject to increase or decrease by reason of any of the events referred to in sections 4.8 and 5.8 hereof, or as may otherwise be permitted by applicable law and the TSX. Where Restricted Share Units or Options are settled for cash under sections 4.5, 4.6, 4.7, 5.6 or 5.7, a full deduction of the number of underlying Common Shares subject to such Restricted Share Units or Options, as applicable, from the Plan reserve shall be made.

2.3	Limit on Issuance of Common Shares: The total number of Common Shares issuable to any Participant under this Plan and any other Share Compensation Arrangements shall not exceed 5% of the aggregate issued and outstanding Common Shares at the Award Date or Grant Date, as applicable. Except with the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Corporation, excluding the votes attaching to Common Shares beneficially owned by Insider Participants to whom Common Shares may be issued pursuant to this Plan, no Restricted Share Units shall be awarded and no Options shall be granted to any Participant if such award or grant, as applicable, could result, at any time, in:

(a)	the number of Common Shares reserved for issuance to Participants pursuant to Restricted Share Units and Options together with any other Share Compensation Arrangements exceeding 5% of Common Shares then issued and outstanding;

(b)	the number of Common Shares issuable to Insider Participants (under this Plan and any other Share Compensation Arrangements), at any time exceeding 5% of Common Shares then issued and outstanding;

(c)	the number of Common Shares issued to Insider Participants (under this Plan and any other Share Compensation Arrangements), within any one-year period, exceeding 5% of Common Shares then issued and outstanding; or

(d)	the number of Common Shares issued to any Participant, within any one-year period, exceeding 5% of Common Shares then issued and outstanding.

In the event that the Corporation purchases Common Shares for cancellation or any conversion, exchange or purchase rights for Common Shares attached to any securities of the Corporation expire or otherwise are extinguished, the Corporation shall be deemed to be in compliance with the foregoing maximum limits, if immediately prior to such purchase, expiration or other extinguishment, the Corporation was in compliance with such limits.

In addition, the number of Common Shares reserved for issuance over the life of the Plan to Participants who are non-employee directors pursuant to Options shall be limited to 1.00% of the Common Shares then issued and outstanding. In addition, annual grants shall be limited to a grant value of $100,000 per non-employee director per year based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

2.4	Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation and Sustainability Committee of the Board. Subject to section 2.3 hereof and other limitations of the Plan, the Administrators shall have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;

(b)	determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c)	determine the forms of restricted share unit confirmation (“Restricted Share Unit Confirmation”), restricted share unit agreement (“Restricted Share Unit Agreement”) and Deferral Election Form for each Restricted Share Unit, and the forms of option confirmation (“Option Confirmation”) and option agreement (“Option Agreement”) for each Option;

(d)	interpret and construe the provisions of the Plan;

(e)	subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

(f)	make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3.	ELIGIBILITY AND PARTICIPATION IN PLAN

3.1	The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof; provided, however, that Restricted Share Units shall not be awarded to non-employee directors of the Corporation in any circumstance.

3.2	Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a Restricted Share Unit Agreement between the Corporation and the Participant. All Options granted hereunder shall be evidenced by an Option Agreement between the Corporation and the Participant.

4.	AWARD OF RESTRICTED SHARE UNITS

4.1	Award of Restricted Share Units: Subject to the terms and conditions of this Plan, the Administrators shall determine to whom Restricted Share Units pursuant to the Plan will be awarded, the number of Restricted Share Units to be awarded and credited to each Participant’s Account, the Award Date, whether a Deferral Election will be permitted in respect of an award of Restricted Share Units, and, subject to section 4.3 hereof, the applicable vesting criteria. Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant’s Account effective as of the Award Date.

4.2	Restricted Share Unit Confirmation: Upon the award of each Restricted Share Unit, a Restricted Share Unit Confirmation specifying the vesting criteria, if a Deferral Election is available or, for US Participants, the Deferred Redemption Date elected, if applicable, and any further terms of the award, shall be delivered by the Administrators to the Participant.

4.3	Vesting:

(a)	Subject to subsection (c) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to the awarded Restricted Share Units.

(b)	For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c)	At a minimum, Restricted Share Units with time vesting criteria shall vest in respect of 33 1/3 % of the Common Shares subject to the Restricted Share Units on the first day after each of the first three anniversaries of the Award Date of such Restricted Share Units and Restricted Share Units with performance vesting criteria shall vest on the first day after the first anniversary of the Award Date of such Restricted Share Units.

4.4	Dividend Equivalent Restricted Share Units: When dividends (other than stock dividends) are paid on the Common Shares, additional Deferred Time-Based Restricted Share Units shall be credited to a Participant’s Account as of the dividend payment date. The number of Deferred Time-Based Restricted Share Units to be credited to the Participant’s Account shall be determined by multiplying the aggregate number of vested Deferred Time-Based Restricted Share Units held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the Fair Market Value of such Common Shares on the dividend payment date, rounded down to the nearest whole Restricted Share Unit.

4.5	Redemption of Deferred Time-Based Restricted Share Units: Deferred Time-Based Restricted Share Units held by Non-US Participants that have vested in accordance with the provisions of this Plan and the applicable Restricted Share Unit Confirmation may be redeemed at any time, or from time to time, on or prior to the earlier of the Deferred Redemption Date or the Final Redemption Date for any number of whole Common Shares that are then available for issuance. Such vested Deferred Time-Based Restricted Share Units may be redeemed by Non-US Participants by delivery of a Notice of Redemption to the Administrators in the form of Schedule C. Participants may not deliver a Notice of Redemption during any applicable Blackout Period. A Non-US Participant may, on a Notice of Redemption, elect to surrender all or a portion of their vested Deferred Time-Based Restricted Shares Units for an amount of cash equal to (i) the number of Common Shares otherwise issuable pursuant to the redemption of such vested Deferred Time-Based Restricted Share Units being surrendered, multiplied by (ii) the Fair Market Value of such Common Shares on the Redemption Date. For greater certainty, Deferred Time-Based Restricted Share Units may be redeemed for whole Common Shares, or for an amount of cash at the election of the Participant.

4.6	Common Shares Issued by the Corporation and Cash Payable on Redemption Date: As soon as practicable (and in no event later than 90 days) after the relevant Redemption Date of any award of Restricted Share Units under the Plan, the number of Common Shares required to be issued to a Participant upon the redemption of such Participant’s Restricted Share Units in the Participant’s Account will be duly issued as fully paid and non-assessable and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares, unless, in the case of Deferred Time-Based Restricted Share Units, the Participant has elected to receive cash in lieu of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to Restricted Share Units until that person or entity becomes the holder of record of those Common Shares.

In addition to the redemption rights set out in section 4.5, a Participant may elect, by providing notice to the Corporation in the form prescribed by the Administrators prior to the applicable Redemption Date, to surrender all or a portion of their vested Deferred Time-Based Restricted Share Units for an amount of cash equal to the number of Common Shares otherwise issuable pursuant to the redemption of such vested Restricted Share Units multiplied by the Fair Market Value of such Common Shares on the Redemption Date.

4.7	Taxes and Source Deductions: The Corporation or an affiliate may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit from any cash remuneration or, with the Participant’s consent, any other amount payable to the Participant, whether or not related to the Plan, the vesting or redemption of any Restricted Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; (iii) allow the Participant to settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iv) sell, on behalf of the Participant, that number of Common Shares to be issued upon the redemption of any Restricted Share Units such that the amount withheld by the Corporation from the proceeds of such sale will be sufficient to satisfy any taxes required to be remitted by the Corporation for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on redemption of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted for the account of the Participant. Restricted Share Units that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Income Tax Act (Canada)) are intended to be structured so as to be an arrangement described in subsection 7(1) of the Income Tax Act (Canada) and the provisions of the Plan shall be interpreted and applied in a manner consistent with such intent.

4.8	Adjustments: Appropriate adjustments with respect to Restricted Share Units awarded or to be awarded and in the number of Common Shares that are available for Restricted Share Units under the Plan may be made by the Administrators to give effect to any change in the number of Common Shares of the Corporation resulting from rights offerings or subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

4.9	Rights Upon an Event of Termination:

(a)	The Redemption Date for vested Deferred Time-Based Restricted Share Units granted to the affected Participant shall be deemed to be the Final Redemption Date.

(b)	If an Event of Termination has occurred, any unvested Restricted Share Units in the Participant’s Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled.

(c)	Notwithstanding the foregoing in (b), if a Participant retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based Restricted Share Units in the Participant’s Account shall not be forfeited by the Participant or cancelled and instead shall vest after the Event of Termination has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

(d)	Notwithstanding the foregoing in (b), if a Participant is terminated for just cause, each unvested Restricted Share Unit in the Participant’s Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e)	For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.10	Restricted Share Unit Accounts: A separate notional account shall be maintained for each Participant to record Restricted Share Units awarded from time to time pursuant to sections 4.1 and 4.4 (each, an “Account”). Each Account will be credited with Restricted Share Units by way of a bookkeeping entry in the books of the Corporation. Upon the redemption of such Restricted Share Units, or upon forfeiture and cancellation pursuant to section 4.9, the applicable Restricted Share Units shall be removed from the Account.

4.11	Record Keeping: The Corporation shall maintain records in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Restricted Share Units credited to each Participant’s Account;

(c)	any and all adjustments made to Restricted Share Units recorded in each Participant’s Account; and

(d)	any other information which the Corporation considers appropriate to record in such register.

5.	GRANT OF OPTIONS

5.1	Grant of Options: Subject to the terms and conditions of this Plan, the Administrators shall determine to whom Options pursuant to the Plan will be granted, the number of Options to be granted, the Grant Date, the exercise price of each Option, the expiration date of each Option and, subject to section 5.3 hereof, the applicable vesting criteria; provided, however that the exercise price shall not be less than the Fair Market Value on the Grant Date.

5.2	Option Confirmation: Upon the grant of each Option, an Option Confirmation shall be delivered by the Administrators to the Participant.

5.3	Vesting:

(a)	Subject to subsection (b) below, at the time of the grant of Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to the granted Options.

(b)	Unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33 1/3 % of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the Grant Date of such Options.

5.4	Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 6.3 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5	Exercise of Option:

(a)	An Option that has vested in accordance with the provisions of this Plan and the applicable Option Confirmation may be exercised at any time, or from time to time, during its term as to any number of whole Common Shares that are then available for purchase; provided that no partial exercise may be for less than 100 whole Common Shares. An Option may be exercised by delivery of a written notice of the election to the Administrators in the form set forth in the Option Agreement with respect to the Option, or in any other form acceptable to the Administrators. The aggregate amount to be paid for the Common Shares to be acquired pursuant to the exercise of an Option shall accompany the written notice.

(b)	Upon actual receipt by the Administrators of written notice and a cheque for the aggregate exercise price, the number of Common Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable and the Participant exercising the Option shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares subject to Options until that person or entity becomes the holder of record of those Common Shares.

5.6	Cashless Exercise: If the Common Shares are listed and posted for trading on a stock exchange or market, a Participant may elect a cashless exercise in a notice of exercise if the Common Shares issuable on the exercise are to be immediately sold. In such case, the Participant will not be required to deliver to the Administrators a cheque for the aggregate exercise price referred to in section 5.5. Instead the following procedure will be followed:

(a)	The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, the Common Shares issuable on the exercise of Options, as soon as possible at the then applicable bid price of the Common Shares.

(b)	On the trade date, the Participant will deliver the exercise notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation’s withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(c)	The broker will deliver to the Participant the remaining proceeds of sale, net of the brokerage commission.

5.7	Taxes and Source Deductions: The Corporation or an affiliate may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) sell, on behalf of the Participant, that number of Common Shares to be issued upon the exercise of Options such that the amount withheld by the Corporation from the proceeds of such sale will be sufficient to satisfy any taxes required to be remitted by the Corporation for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted for the account of the Participant.

5.8	Adjustments: Appropriate adjustments with respect to Options granted or to be granted, in the number of Common Shares that are available for Options and in the exercise price for such Common Shares under the Plan may be made by the Administrators to give effect to any change in the number of Common Shares of the Corporation resulting from rights offerings or subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

5.9	Rights Upon an Event of Termination:

(a)	If an Event of Termination has occurred, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b)	Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, upon the occurrence of an Event of Termination, the vested Options granted to the affected Participant that are available for exercise may be exercised only before the earlier of:

(i)	the termination of the Option; and

(ii)	six months after the date of the Event of Termination.

(c)	Notwithstanding the foregoing in (a) and (b), if a Participant is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d)	For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.10	Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a)	the name and address of each holder of Options;

(b)	the number of Common Shares subject to Options granted to each holder of Options;

(c)	the term of the Option and exercise price, including adjustments for each Option granted; and

(d)	any other information which the Corporation considers appropriate to record in such register.

6.	GENERAL

6.1	Effective Date of Plan: The Plan shall be effective as of the Effective Date.

6.2	Change of Control:

(a)	Notwithstanding any other provision of this Plan, all unvested Restricted Share Units and all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time as determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

(b)	To the extent that any Options are to be surrendered in connection with a Change of Control transaction, an election in prescribed form in accordance with subsection 110(1.1) of the Income Tax Act (Canada) will be prepared and filed by or on behalf of the Corporation, stating that neither the Corporation nor any person not dealing at arm’s length with the Corporation will deduct in computing its income any amount in respect of the payment to or for the benefit of the Participant in consideration for the surrender of that Option. The election shall be filed in a timely manner and in any event, prior to the filing due date of the Participant’s income tax return for the year in which the Option is surrendered, and evidence in writing of the election shall be provided to the Participant for filing by the Participant with the Participant’s income tax return.

6.3	Amendment or Termination of Plan: The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a)	not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of sections 4.8 and 5.8 hereof;

(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)	be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:

(i)	amendments of a “housekeeping nature”, including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary for Restricted Share Units or Options to qualify for favourable treatment under applicable tax laws;

(iii)	a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv)	a change to the termination provisions of any Option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(v)	the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares through the facilities of the TSX for such Participants;

(vi)	the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, make lump sum cash payments to Participants;

(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(viii)	change the application of sections 4.8 and 5.8 hereof (Adjustments) and section 6.2 (Change of Control).

For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a)	increase the fixed maximum number of Common Shares issuable under the Plan, other than by virtue of sections 4.8 and 5.8 hereof, or change from a fixed maximum number of Common Shares to a fixed maximum percentage of issued and outstanding Common Shares;

(b)	increase the limits in section 2.3;

(c)	permit the award of Restricted Share Units to non-employee directors of the Corporation or change in the limitations on grants of Options to non-employee directors;

(d)	permit Restricted Share Units or Options to be transferable or assignable other than for normal estate settlement purposes;

(e)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f)	extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(g)	amend this section 6.3.

The Board may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants’ Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.4	Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant’s Restricted Share Units or Options or any rights the Participant has under the Plan.

6.5	Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments other than the adjustments provided under sections 4.4, 4.8 and 5.8).

6.6	No Effect on Employment, Rights or Benefits:

(a)	The terms of employment shall not be affected by participation in the Plan.

(b)	Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant’s employment or agreement with a Consultant at any time for any reason whatsoever.

(c)	Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.7	Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.8	Compliance with Applicable Law:

(a)	If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

(b)	The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the redemption of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not be redeemed in whole or in part and that Option may not be exercised whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators.

6.9	Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.10	Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.11	Special Terms and Conditions Applicable to US Participants: The Plan and all awards granted hereunder are intended to be exempt from, or comply with, section 409A of the Code and shall be construed and interpreted in accordance with such intent. All payments provided under the Plan or in respect of an award hereunder will be treated as a separate payment within the meaning of, and for purposes of, section 409A of the Code. Common Shares required to be issued to, or cash payments required to be made to, a US Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account will be duly issued or made as soon as practicable, but in all events, no later than March 15 of the calendar year following the calendar year in which the vesting date occurs, unless the redemption (or surrender) of such Restricted Share Units is deferred pursuant to a timely executed Elective Deferral Form. The Administrators shall not, at their discretion, extend or accelerate the vesting date of any Restricted Share Unit in such a manner that would result in an acceleration or deferral of compensation that violates section 409A of the Code. Notwithstanding the foregoing, neither the Corporation nor any of its affiliates shall be liable for any taxes, interest, penalties or other expenses or damages incurred by a US Participant or any other person as a result of the application of section 409A of the Code.

ADOPTED by the Board of Directors the 7th day of March, 2018.

APPROVED by the Shareholders of the Corporation the 9th day of May, 2018.

AMENDED by the Board of Directors the 8th day of November, 2023 (Housekeeping Amendments).

FURTHER AMENDED by the Board of Directors the 11th day of February, 2026 to permit certain Participants to elect the date on which vested Time-Based Restricted Share Units are to be redeemed.

FRANCO-NEVADA CORPORATION

Per:	/s/ Lloyd Hong
Chief Legal Officer & Corporate Secretary

SCHEDULE A TO THE FRANCO-NEVADA CORPORATION
AMENDED AND RESTATED SHARE COMPENSATION PLAN

ELECTIVE DEFERRAL FORM

FOR US PARTICIPANTS

THIS ELECTIVE DEFERRAL FORM MUST BE COMPLETED, SIGNED AND RETURNED TO THE CORPORATION AT [TO INSERT APPLICABLE E-MAIL ADDRESS] BEFORE THE LAST BUSINESS DAY OF 2026.1

Capitalized terms that are not otherwise defined herein shall have the meanings attributed to them under the Plan.

I elect to defer the redemption (or surrender, if applicable) of _________ % (to be in increments of 10, not to exceed 100) of vested Time-Based Restricted Share Units that will be granted to me in respect of the 20272 calendar year to:

(tick one)

☐	the earlier to occur of (i) the ____ anniversary of the Award Date of such vested Time-Based Restricted Share Units, and (ii) my Separation from Service (as defined below); or

☐	my Separation from Service (as defined below),

(such earlier date, the “Deferred Redemption Date”) provided that the Deferred Redemption Date will be delayed by an additional six-month period to the extent determined by the Corporation in its sole discretion that such delay is required to avoid any taxes, interest or penalties under Section 409A of the Code.

Such vested Time-Based Restricted Share Units the redemption (or surrender, if applicable) of which is being deferred hereby will be referred to as the “Deferred Time-Based Restricted Share Units” for purposes of the Plan and this Elective Deferral Form.

For clarity, any additional Time-Based Restricted Share Units that are credited to my Account as a result of any dividends paid on Common Shares pursuant to Section 4.4 of the Plan will be treated as the Deferred Time-Based Restricted Share Units subject to the terms set forth herein.

“Separation from Service” means any Event of Termination that qualifies as a separation from service under U.S. Treasury Regulation Section 1.409A-1(h). A US Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Regulation Section 1.409A-1(h).

1 NTD: To be updated for subsequent calendar years.

2 NTD: To be updated for subsequent calendar years.

I have read and I understand the terms of the Plan. I particularly understand that:

1.	This election cannot be made by a Non-US Participant.

2.	This election can only be made for Time-Based Restricted Share Units granted after December 31, 2026.

3.	The Plan, and the Deferred Time-Based Restricted Share Units and any issuance of Common Shares and/or payment of cash in respect of Deferred Time-Based Restricted Share Units, are not intended to provide retirement income or termination benefits within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended.

4.	No funds will be set aside to guarantee the payment of Deferred Time-Based Restricted Share Units. Any rights under the Plan by virtue of a grant of Deferred Time-Based Restricted Share Units shall be no greater than the rights of an unsecured creditor of the Corporation.

Participant Name (please print)	Date

Participant Signature

SCHEDULE B TO THE FRANCO-NEVADA CORPORATION
AMENDED AND RESTATED SHARE COMPENSATION PLAN

ELECTIVE DEFERRAL FORM

FOR NON-US PARTICIPANTS

THIS ELECTIVE DEFERRAL FORM MUST BE COMPLETED, SIGNED AND RETURNED TO THE CORPORATION AT [TO INSERT APPLICABLE E-MAIL ADDRESS] BEFORE THE LAST BUSINESS DAY PRIOR TO VESTING OF DEFERRED TIME-BASED RESTRICTED SHARE UNITS.

Capitalized terms that are not otherwise defined herein shall have the meanings attributed to them under the Plan.

I elect to defer the redemption (or surrender, if applicable) of _________ % (to be in increments of 10, not to exceed 100) of Time-Based Restricted Share Units granted to me that will vest on ___________________ to:

(tick one)

☐	the earlier of (i) the ____ anniversary of the Award Date of such vested Time-Based Restricted Share Units (for Australian Participants such date not to be later than the 15th anniversary of the Award Date) and (ii) the Final Redemption Date; or

☐	the Final Redemption Date

(such date the “Deferred Redemption Date”).

Such vested Time-Based Restricted Share Units the redemption (or surrender, if applicable) of which is being deferred hereby will be referred to as the “Deferred Time-Based Restricted Share Units” for purposes of the Plan and this Elective Deferral Form.

For clarity, any additional Time-Based Restricted Share Units that are credited to my Account as a result of any dividends paid on Common Shares pursuant to Section 4.4 of the Plan will be treated as the Deferred Time-Based Restricted Share Units subject to the terms set forth herein.

I have read and I understand the terms of the Plan. I particularly understand that:

1.	This election cannot be made by a Participant who is a US Participant.

2.	This election can only be made for Time-Based Restricted Share Units granted after March 1, 2026.

3.	No funds will be set aside to guarantee the payment of Deferred Time-Based Restricted Share Units. Any rights under the Plan by virtue of a grant of Deferred Time-Based Restricted Share Units shall be no greater than the rights of an unsecured creditor of the Corporation.

Participant Name (please print)	Date

Participant Signature

SCHEDULE C TO THE FRANCO-NEVADA CORPORATION
AMENDED AND RESTATED SHARE COMPENSATION PLAN

NOTICE OF REDEMPTION FORM

FOR NON-US PARTICIPANTS

Capitalized terms shall have the meanings attributed to them under the Plan.

I elect to redeem (or surrender, if applicable) as of the date hereof (the “Redemption Date”)                               vested Deferred Time-Based Restricted Share Units that were granted to me on .

Of such total number of vested Deferred Time-Based Restricted Shares Units being redeemed above, in lieu of being issued Common Shares, I elect to surrender for a cash payment pursuant to section 4.5 of the Plan      % of such vested Deferred Time-Based Restricted Share Units.

I have read and I understand the terms of the Plan. I particularly understand that:

1.	The Redemption Date cannot be later than the Final Redemption Date.

2.	This election cannot be made by a US Participant.

3.	This election can only be made for vested Deferred Time-Based Restricted Share Units granted on or after March 1, 2026.

Participant Name (please print)	Date

Participant Signature

In connection with the foregoing:

(tick one)

☐	I enclose cash, a certified cheque or a bank draft payable to the Corporation in the amount of $ which reflects the amount the Corporation believes is necessary to remit as part of any applicable withholding taxes and other required source deductions, and I acknowledge that the Common Shares will be issued to me only upon satisfaction of the requirements of Section 4.7 of the Plan;

☐	I hereby authorize a securities dealer designated by the Corporation, on my behalf, to sell in the open market that number of Common Shares to be issued hereunder such that the amount withheld by the Corporation from the proceeds of such sale will be sufficient to satisfy any taxes and other required source deductions required to be remitted by the Corporation for my account; or

☐	I hereby elect to surrender, subject to the prior consent of the Corporation, a portion of the vested Restricted Share Units to the Corporation for an amount equal to the applicable withholding taxes and other required source deductions the Corporation is required to remit.